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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                            For the month of May 2006

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                                   JACADA LTD.
                 (Translation of registrant's name into English)

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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [X]        Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

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

                                Explanatory Note
                                ----------------

Attached is:

Exhibit 1. Press Release, released publicly on May 10, 2006.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                JACADA LTD.

                                By:    /s/ Tzvia Broida
                                       --------------------------------------
                                Name:  Tzvia Broida
                                Title: Chief Financial Officer

Dated: May 10, 2006

                                                                       EXHIBIT 1


Jacada Reports Financial Results for the 2006 First Quarter

    ATLANTA--(BUSINESS WIRE)--May 10, 2006--Jacada Ltd. (Nasdaq:
JCDA), a leading provider of contact center productivity solutions, today reported financial results for the 2006 first quarter.
    Total revenues for the 2006 first quarter were $5.2 million, compared to $4.0 million in the first quarter of 2005. Software and products revenues were $2.6 million in the 2006 first quarter, compared to $840,000 in the first quarter of 2005.
    With the adoption of Statement of Financial Accounting Standards No. 123R(FAS 123R) as of January 1, 2006, Jacada commenced expensing stock-based compensation, according to generally accepted accounting principles (GAAP), in the first quarter of 2006.
    In order to enhance overall understanding of the company's current financial performance Jacada will present non-GAAP information reflecting adjustments from results based on GAAP to exclude non-cash stock-based compensation expenses in accordance with SFAS 123R and amortization of acquired intangible assets related to acquisitions effected by Jacada in previous years. Please see "Use of Non-GAAP Financial Information" and "Reconciliation of GAAP to Non-GAAP Consolidated Statements of Operations" below for an explanation of Jacada's use of non-GAAP measures.
    Non-GAAP net loss for the 2006 first quarter was $471,000 or $0.02 per share, compared to a non-GAAP net loss of $4.1 million, or $0.21 per share, in the 2005 first quarter. On a GAAP basis, net loss for the 2006 first quarter was $674,000 or $0.03 per share, compared to a net loss of $4.2 million, or $0.22 per share, in the 2005 first quarter.
    At the end of the 2006 first quarter, Jacada's cash and investments totaled $35.9 million, compared to $35.7 million at the end of the 2005 fourth quarter and $36.7 million at the end of the 2005 first quarter.
    "Jacada continues to make headway within the contact center market space," said Gideon Hollander, CEO of Jacada. "Our goal is to educate and cultivate the market, and in 2006, we've already seen success from our efforts." said Hollander.
    "Industry experts and analyst firms have recognized Jacada for innovative solutions and for addressing the ever-present need for a unified desktop to enhance the customer and agent experience," said Hollander. "A leading industry publication, Call Center Magazine, named Jacada WorkSpace as 2006 Product of the Year, featuring the solution in its March 2006 issue. Further market validation came from analyst firm Gartner, which positioned Jacada in the CRM Customer Service Contact Center 2006 Magic Quadrant. However, the market is still in its early stages and our number one goal is to accelerate awareness in this market."
    "Our business model continues to evolve, and we remain focused on fewer deals where the average deal size is larger or where the deal represents significant future upside," said Hollander. "In the first quarter, we added another telecommunications provider to our customer roster by securing a contract in which Jacada WorkSpace and the underlying Jacada Fusion technology will be deployed to improve customer service productivity. Cox Communications accepted and deployed Jacada WorkSpace as part of an enterprise initiative designed to maximize the customer service representative's work experience with a simplified desktop. Jacada also won a major contract with the Social Security of the Spanish Ministry of Labor (GISS) through partner Selesta S.p.A."
    In the first quarter, Jacada announced the general availability of Jacada WorkSpace 3.0 and Jacada Fusion 3.0, which include functionality and innovations that further enhance the company's offerings.
    "We are also pleased that Paul O'Callaghan has joined our senior management team as President of Jacada Ltd. to lead our North American, Latin American and European operations," said Hollander. "His experience in helping organizations grow through sales execution and operations excellence will help Jacada capitalize on the tremendous opportunity we see in the contact center market."
    Use of Non-GAAP Financial Information - In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Jacada uses non-GAAP measures of net loss and loss per share, which are adjustments from results based on GAAP to exclude non-cash stock-based compensation expenses in accordance with SFAS 123R and amortization of acquired intangible assets related to acquisitions effected by Jacada in previous years. Jacada's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Jacada's on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.
    Conference Call Details - Jacada will hold a teleconference at 10:30 a.m. Eastern time today. To participate in the teleconference, please call toll-free 1-866-543-6407 or 617-213-8898 for international callers and provide passcode 18023336, approximately 10 minutes prior to the start time. The teleconference will also be available via Webcast at www.jacada.com (under "Investors") or www.fulldisclosure.com.
    A telephonic playback of the teleconference will be available for 5 days beginning at 12:30 p.m. Eastern time on May 10. To access the replay, dial toll-free 1-888-286-8010, or for international callers dial 617-801-6888, and provide Access Code 83910122.

    About Jacada - Jacada is recognized as a leading provider of contact center productivity solutions. The company's solutions help customers rapidly simplify and improve high-value business processes without the need for long and expensive systems replacement projects.
    By significantly reducing call handle times, training costs and error rates, Jacada solutions deliver a rapid, easily measured return on investment, with payback typically achieved in weeks or months. Jacada solutions are deployed in hundreds of contact centers worldwide, and to millions of users through self-service applications designed to off-load contact center activity.
    Jacada has over 1,200 customers worldwide including many Fortune 1000 corporations and government organizations. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

    This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact and consists of those regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans; (ii) trends affecting the Company's financial condition or results of operations; and (iii) the Company's growth strategy and operating strategy (including the development of its products and services). The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company's Form 20-F and other Statements filed with the Securities and Exchange Commission.
    Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.


CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

                                                 Three months ended
                                                     March 31,
                                              ------------------------
                                                  2006        2005
                                              ------------ -----------
                                                     Unaudited
                                              ------------------------
Revenues:
  Software and products                       $     2,580 $       840
  Services                                            334         956
  Maintenance                                       2,289       2,212
                                               ----------- -----------

Total revenues                                      5,203       4,008
                                               ----------- -----------

Cost of revenues:
  Software and products                               528         230
  Services                                            468         823
  Maintenance                                         223         320
                                               ----------- -----------

Total cost of revenues                              1,219       1,373
                                               ----------- -----------

Gross profit                                        3,984       2,635
                                               ----------- -----------

Operating expenses:
  Research and development                          1,003       1,314
  Sales and marketing                               2,621       3,945
  General and administrative                        1,312       1,712
                                               ----------- -----------

Total operating expenses                            4,936       6,971
                                               ----------- -----------

Operating loss                                       (952)     (4,336)
Financial income, net                                 278         160
                                               ----------- -----------

Net loss                                      $      (674)$    (4,176)
                                               =========== ===========


Basic and diluted net loss per share          $     (0.03)$     (0.22)
                                               =========== ===========

Weighted average number of shares used in
 computing basic and diluted net loss per
 share                                         19,620,359  19,379,669
                                               =========== ===========



NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

                                                 Three months ended
                                                     March 31,
                                              ------------------------
                                                  2006        2005
                                              ------------ -----------
                                                     Unaudited
                                              ------------------------
Revenues:
  Software and products                       $     2,580 $       840
  Services                                            334         956
  Maintenance                                       2,289       2,212
                                               ----------- -----------

 Total revenues                                     5,203       4,008
                                               ----------- -----------

Cost of revenues:
  Software and products                               426         124
  Services                                            454         823
  Maintenance                                         220         320
                                               ----------- -----------

Total cost of revenues                              1,100       1,267
                                               ----------- -----------

Gross profit                                        4,103       2,741
                                               ----------- -----------

Operating expenses:
  Research and development                            978       1,314
  Sales and marketing                               2,581       3,932
  General and administrative                        1,293       1,712
                                               ----------- -----------

Total operating expenses                            4,852       6,958
                                               ----------- -----------

  Operating loss                                     (749)     (4,217)
  Financial income, net                               278         160
                                               ----------- -----------

Net loss                                      $      (471)$    (4,057)
                                               =========== ===========


Basic and diluted net loss per share          $     (0.02)$     (0.21)
                                               =========== ===========


Weighted average number of shares used in
 computing basic and diluted net loss per
 share                                         19,620,359  19,379,669
                                               =========== ===========



RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF
OPERATIONS
(U.S. dollars in thousands, except per share data)

                             Three months ended March 31, 2006
                     -------------------------------------------------
                         GAAP           Adjustments         Non-GAAP
                     -------------------------------------------------
                                Amortization
                                 of acquired Stock based
                                 Intangible  compensation
                                   assets      expenses
                                -------------------------

Revenues:
  Software and
   products          $     2,580  $        -   $        - $     2,580
  Services                   334           -            -         334
  Maintenance              2,289           -            -       2,289
                      -----------  ----------   ---------- -----------

Total revenues             5,203           -            -       5,203
                      -----------  ----------   ---------- -----------

Cost of revenues:
  Software and
   products                  528        (102)           -         426
  Services                   468           -          (14)        454
  Maintenance                223           -           (3)        220
                      -----------  ----------   ---------- -----------

Total cost of
 revenues                  1,219        (102)         (17)      1,100
                      -----------  ----------   ---------- -----------

Gross profit               3,984         102           17       4,103
                      -----------  ----------   ---------- -----------

Operating expenses:
  Research and
   development             1,003           -          (25)        978
  Sales and marketing      2,621           -          (40)      2,581
  General and
   administrative          1,312           -          (19)      1,293
                      -----------  ----------   ---------- -----------

Total operating
 expenses                  4,936           -          (84)      4,852
                      -----------  ----------   ---------- -----------

Operating loss              (952)        102          101        (749)
Financial income, net        278           -            -         278
                      -----------  ----------   ---------- -----------

Net loss             $      (674) $      102   $      101 $      (471)
                      ===========  ==========   ========== ===========


Basic and diluted net
 loss per share      $     (0.03)                       $     (0.02)
                      ===========                        ===========

Weighted average
 number of shares
 used in computing
 basic and diluted
 net loss per share   19,620,359                         19,620,359
                      ===========                        ===========



CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

                                               March 31,  December 31,
                                                  2006        2005
                                               ----------- -----------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                   $     5,683 $     3,461
  Marketable securities                            12,444      14,655
  Trade receivables                                 1,030       1,614
  Other current assets                              1,073         905
                                               ----------- -----------

Total current assets                               20,230      20,635
                                               ----------- -----------

LONG-TERM INVESTMENTS:
  Marketable securities                            17,734      17,535
  Severance pay fund                                  835         825
                                               ----------- -----------

Total long-term investments                        18,569      18,360
                                               ----------- -----------

PROPERTY AND EQUIPMENT, NET                         1,036         997
                                               ----------- -----------

OTHER ASSETS, NET:
  Other intangibles, net                              888         990
  Goodwill                                          4,630       4,630
                                               ----------- -----------

Total other assets                                  5,518       5,620
                                               ----------- -----------

Total assets                                  $    45,353 $    45,612
                                               ----------- -----------

LIABILITIES & SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
  Trade payables                              $       798 $       981
  Deferred revenues                                 6,464       5,533
  Accrued expenses and other liabilities            2,889       3,373
                                               ----------- -----------

Total current liabilities                          10,151       9,887
                                               ----------- -----------

LONG-TERM LIABILITIES:
  Accrued severance pay                             1,305       1,250
                                               ----------- -----------

SHAREHOLDERS' EQUITY:
  Share capital                                        57          57
  Additional paid-in capital                       70,444      70,297
  Accumulated other comprehensive loss               (420)       (369)
  Accumulated deficit                             (36,184)    (35,510)
                                               ----------- -----------

Total shareholders' equity                         33,897      34,475
                                               ----------- -----------

TOTAL LIABILITIES                             $    45,353 $    45,612
                                               =========== ===========

    CONTACT: Jacada
             Ann Conrad, 770-352-1310 ext 382
             aconrad@jacada.com